BATCHELOR, TILLERY & ROBERTS, LLP

CERTIFIED PUBLIC ACCOUNTANTS

POST OFFICE BOX 18068

RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
WM. JAMES BLACK, JR.
SCOTT E. CABANISS
MICHELLE W. LEMANSKI
JARED L. PILAND
DAVID C. CORN, JR.

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Report of Independent Registered Public Accounting Firm

The Stockholders
Capital Investment Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Capital Investment Group, Inc. (the "Company") as of December 31, 2022 and 2021, and the related statements of income and retained earnings, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information in schedules 1-4 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Batchelor, Tillery & Roberts LLP

We have served as the company's auditor since 1985.

Raleigh, North Carolina
February 24, 2023

CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2022 and 2021

	2022	2021
Assets		
Current assets:		
Cash and cash equivalents	$ 2,497,192	$ 2,649,514
Receivable from clearing agent	313,035	416,381
Other receivables	638,505	1,018,292
Prepaid expenses	4,828	1,980
Total current assets	3,453,560	4,086,167
Property and equipment, net	642	2,184
Goodwill - customer acquisition	300,000	300,000
Notes receivable, less current portion	1,200	1,200
	$ 3,755,402	$ 4,389,551
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 1,075,425	$ 1,695,271
Accounts payable	164,574	174,011
Accrued retirement	5,984	12,000
Total current liabilities	1,245,983	1,881,282
Legal settlements	681,610	158,056
Total liabilities	1,927,593	2,039,338
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	1,640,433	2,162,837
Total stockholders' equity	1,827,809	2,350,213
	$ 3,755,402	$ 4,389,551

See accompanying notes.

(1) Organization and Significant Accounting Policies

Capital Investment Group, Inc. (the "Company") was incorporated as a North Carolina corporation on January 4, 1984 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in all other forty-nine states plus the District of Columbia and Puerto Rico. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulation Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts, nor does it perform custodial functions related to customer securities.

Revenue Recognition

Revenue is recognized at the point-of-sale when promised services or product is transferred to customers in an amount that is reflective of what the Company expects to receive in exchange for those services. Revenue can also be recognized at the point it is received if no reasonable estimate can be determined. Revenue is reported on a gross basis. The commissions and fees are paid to the advisors for initiating the transaction. See Note 10 for further discussion of revenues.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Receivable from Clearing Agent and Other Receivables

The Company clears certain transactions though a clearing agent on a fully disclosed basis. Commissions and fees owed to the Company from the clearing agent have been recorded as a receivable from clearing agent. In addition, the Company has accrued certain other commissions and fees that were earned prior to year end. The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance for doubtful accounts is required for 2022 and 2021.

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. It consists primarily of payments to brokers joining the Company for their intangible assets. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company is estimated using discounted cash flows and market multiples.

Occasionally brokers leave the Company, at which time their intangibles, recorded in goodwill, are deemed worthless.

(1) Organization and Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no tax provision for this Company. Management does not believe the financial statements include any significant uncertain tax positions.

Advertising

Advertising and related costs are expensed as incurred. Advertising expense was $61,868 and $31,786 in 2022 and 2021, respectively.

Reclassifications

At times, reclassifications need to be made so that the prior period presented is comparable to the current period. These reclassifications have no material effect on the prior period's financial position or results of operations.

(2) Fair Value of Financial Instruments

Financial instruments held by the Company include accounts and notes receivable and accounts and commissions payable. The Company believes that the carrying amount of these financial instruments approximates their fair value.

(3) Concentration of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2022 and 2021, the Company's uninsured cash balances totaled $1,943,660 and $2,096,858, respectively.

(4) Notes Receivable

The Company has made various unsecured loans to employees and registered representatives. The loans bear interest at various rates and reflect various repayment terms. The balances at December 31, 2022 and 2021 are as follows:

	2022	2021
Notes receivable	$ 1,200	$ 1,200
Less current portion	-	-
Long-term portion	$ 1,200	$ 1,200

(5) Property and Equipment

Property and equipment is summarized by major classifications as follows:

	2022	2021
Office equipment	$ 80,398	$ 80,398
Leasehold improvements	14,820	14,820
	95,218	95,218
Less accumulated depreciation	94,576	93,034
	$ 642	$ 2,184

Depreciation expense amounted to $1,542 and $1,542 in 2022 and 2021, respectively.

(6) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2022 and 2021:

	Issued and Outstanding Shares
Common stock - class A, voting, 50,000 shares authorized	555
Common stock - class B, non-voting, 50,000 shares authorized	485
	1,040

(7) Retirement Plan

The Company maintains a defined contribution 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Voluntary employee participation in the plan is limited to U.S. Treasury Department Regulations. The Company contributed $80,532 and $30,387 in 2022 and 2021, respectively.

(8) Related Parties

The Company receives fees from Capital Advisors, LLC (a company related by common ownership) for accounts under management of $771,514 and $897,233 in 2022 and 2021, respectively.

The Company receives insurance commissions from Capital Insurance Affiliates (a company related by common ownership) in the amount of $146,915 and $93,707 in 2022 and 2021, respectively.

Under a formal agreement, the Company receives management fees from the following companies related by common ownership for expenses paid on its behalf and for services provided by its employees:

	2022	2021
Capital Investment Brokerage, Inc.	$ 60,000	$ 60,000
Capital Investment Advisory Services, LLC	250,000	-
Capital Investment Counsel, Inc.	-	50,000
Capital Insurance Affiliates	-	30,000

In addition, the Company collects and pays out fees on behalf of Capital Investment Counsel, Inc. (a company related by common ownership). These fees amounted to $161,486 and $149,791 in 2022 and 2021, respectively.

(9) Leases

The Company pays rent on certain office space in Raleigh, North Carolina, which is leased by Capital Investment Companies (a related entity). The Company's rent is estimated based on the amount of space it utilizes. There is no formal agreement between the two companies; therefore, rent is paid on a month to month basis. Rent expense amounted to $99,016 and $89,983 in 2022 and 2021, respectively.

(10) Revenues

Performance Obligations

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commission Revenue

Commission revenue represents sales commissions generated by advisors for their clients' purchases of securities. The category includes commissions generated by the sale of securities on the exchanges and the sale of investment company shares. Front-end sales commissions and related clearing costs associated with trades introduced by the clearing broker-dealer are recognized on a trade date basis. Trailing commission revenue varies by investment product and is based on a percentage of the current market value of clients' investments in eligible assets and recognized over the period during which services are performed. Due to the fact that trailing commission revenue is based on the market value of investments, this variable consideration is constrained until the market value is determinable.

(10) Revenues, Continued

Insurance Products

Commissions are also recognized on the sale of insurance products. Commissions paid by the insurance carrier are based on a percentage of the premium the insurance carrier charges the policyholder. Annual trailing commissions are paid at the time the policyholder renews the contract. Variable and fixed annuities also pay a commission at the time of sale. Annuity trail revenues are based on asset value and recognized over time. Due to the fact that trailing commission revenue is based on the market value of investments this variable consideration is constrained until the market value is determinable.

Asset-Based Revenue

Asset-based revenue is generated from fee sharing arrangements with clearing broker-dealer's cash sweep programs. Cash sweep fees are generated based on advisors' clients' cash sweep accounts. The uninvested cash balances are swept into third-party money market funds for which the clearing broker-dealer receives fees. The Company receives a portion of those fees based upon the related contractual arrangement with the clearing agent. The programs include money market and margin sweep accounts. Asset-based revenue is recognized over time.

Revenue from Registered and Unregistered Offerings

Revenue from registered or unregistered offerings represents sales concessions generated by the advisor for their clients' purchase of alternative offerings. The concessions are determined based on a percentage of the invested amount. The revenue is recognized at the point-of-sale.

Fees Earned

Fees earned include such revenue items as 12b-1 fees, solicitor fees, registered investment advisor (RIA) oversight fees, sponsorship fees, and intercompany fees. Trailing 12b-1 commission revenue is generally based on a percentage of the current market value of client eligible assets and is recognized in the period that the on-going support is performed. Trail revenue is recognized over time. The Company receives fees from product sponsors, primarily mutual fund, annuity, and alternative companies for marketing support and sales education. The fee is generally computed as a fixed fee (point-of-sale) or a percentage of sales (over time). The Company receives fees from its role as fund distributor and recognizes that income at the point-of-sale. Certain independent financial advisors conduct their advisory business outside of the Company's affiliated RIA firm. These advisors pay either a predetermined flat fee (point-of-sale) or percentage of revenue (over time) to offset oversight expenses. Solicitor fees are also generated by our affiliated RIA, Capital Investment Advisors, and revenue is recognized over time.

Other Revenue

The Company receives compensation for miscellaneous rebates such as postage and handling, IRA fees and inactive account fee rebates. Revenue is earned at the point-of-sale.

(10) Revenues, Continued

Disaggregation of Revenues

The following table depicts the disaggregation of the various types of revenue generated by the Company:

	2022	2021
Commission revenue	$ 3,984,040	$ 4,769,923
Insurance products	10,919,854	14,238,925
Asset based revenue	462,403	124,751
Revenue from registered and unregistered offerings	4,338,649	3,423,263
Fees earned	4,058,976	3,853,006
Other revenue	279,462	184,782
	$ 24,043,384	$ 26,594,650

The following table sets forth revenue disaggregated by recognition pattern:

	2022	2021
Point-in-time	$ 16,102,095	$ 18,437,903
Over time	7,941,289	8,156,747
	$ 24,043,384	$ 26,594,650

Receivables from Contracts with Customers

The following presents the total of accounts receivable from contracts with customers:

	2022	2021
Receivables from contracts with customers:		
Beginning	$ 1,434,673	$ 1,382,186
Ending	951,540	1,434,673

(11) Off-Balance Sheet Risk

Pursuant to a clearance agreement, all securities transactions are handled through a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions originated by the Company. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor the collateral available on customers' accounts.

(12) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $128,506 and $135,956 as of December 31, 2022 and 2021, respectively, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022 and 2021, the Company's net capital was $1,369,660 and $1,837,840, respectively, which was $1,241,154 in excess of its required net capital in 2022 and $1,701,884 in excess of its required net capital in 2021. The Company's ratio of aggregate indebtedness to net capital was 1.41 to 1 and 1.11 to 1 as of December 31, 2022 and 2021, respectively.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k) (2) (ii), as the Company does not carry security accounts for customers or perform custodial functions relating to the customers' securities. Under the exemption, the Company is not required to maintain a reserve for the benefit of customers.

(13) Commitments and Contingencies

The Company is involved in various lawsuits in the normal course of business. The Company maintains errors and omissions (E & O) insurance to reduce the risk associated with customer claims. Management, after consultation with outside legal counsel, accrued a loss contingency. The following details the loss contingency balance as of December 31, 2022 and 2021:

	2022	2021
Legal settlements payable, beginning of year	$ 158,056	$ 96,645
Additional accruals	780,000	200,000
Expenses and disbursements	(230,000)	-
Invoices applied to accrual	(22,319)	(48,589)
Adjustments to accrual	(4,127)	(90,000)
Legal settlements payable, end of year	$ 681,610	$ 158,056

Included in legal settlements on the statements of income are settlements and awards that either fall outside the scope of the (E & O) insurance or are below the deductible. In 2022 and 2021, the Company expensed $134,841 and $1,536, respectively, in settlements primarily from lawsuits incidental to its investment services.

(14) Subsequent Events

The date to which events occurring after December 31, 2022, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 13, 2023, the date the financial statements were available to be issued.